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[LETTERHEAD OF COOLEY GODWARD KRONISH LLP]

November 9, 2007

Peggy Fisher, Esq.
Geoffrey Kruczek, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:
CardioNet, Inc.
Registration Statement on Form S-1 (File No. 333-145547)
Amendment No. 2

Dear Ms. Fisher:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client CardioNet, Inc. (the "Company"), is Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on August 17, 2007. The copy of Amendment No. 2 that is enclosed with the hard copy of this letter is marked to show changes from Amendment No. 1 to the Registration Statement that was filed with the Commission on September 20, 2007 ("Amendment No. 1").

Amendment No. 2 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated October 2, 2007 (the "Comment Letter") with respect to Amendment No. 1. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 2.

Dilution, page 34

1.
We reissue the second sentence of prior comment 9 with regard to outstanding options listed in the first bullet at the bottom of page 36.

Response: The Company has reviewed the Staff's comment and respectfully submits that the final two tables appearing in the "Dilution" section of Amendment No. 2, on page 36 reflect in tabular form how the numbers, amounts and percentages in the tables appearing on page 35 and at the top of page 36 of Amendment No. 2 would change, assuming that all outstanding options listed in the first bullet at the top of page 37 of Amendment No. 2 were exercised. The Company has also modified the disclosure on page 36 of Amendment No. 2 to clarify the presentation.

Unaudited Pro Forma Consolidated Statements of Operations, page 37

2.
We reference prior comment 10 in our letter dated September 11, 2007. Please expand to also show pro forma loss per share for both periods without assuming conversion of the preferred shares or exercise of warrants effective upon consummation of the IPO. Since the conversion and exercise of warrants are unrelated to the acquisition, please tell us the basis for disclosing the additional measure of pro forma loss per share assuming conversion of preferred stock and exercise of warrants that are contingent on the IPO.

Response: The Company has revised the disclosure to (a) remove the disclosure related to the pro forma loss per share assuming conversion of the preferred stock and exercise of warrants that are contingent on the IPO and (b) include pro forma loss per share for both periods without assuming conversion of the preferred shares or exercise of warrants effective upon consummation of the IPO.

Board Composition, page 87

3.
We note your revised disclosure and response to prior comment 29. Expand to identify specifically the investors and members of management, if applicable, who were a party to the voting rights agreement, as required by Item 401(a). Also describe in more detail who agreed to appoint the directors nominated by your "certain of [your] existing investors," and identify these "certain existing investors."

Response: The Company has revised the disclosure on page 88 of Amendment No. 2 as requested.

4.
Please reconcile your disclosure here that you have eight directors, with your disclosure on page 84 that you have only six directors.

Response: The Company has revised the disclosure on page 87 of Amendment No. 2 to clarify that eight directors are currently authorized to serve on the Company's board of directors (with two existing vacancies, resulting in six directors currently serving on the Company's board of directors).

Executive Compensation, page 90

Setting Executive Compensation, page 90

5.
We note your disclosure here that your board and CEO based compensation decisions primarily on their extensive background and experience with the compensation practices and policies of other comparable companies. Please clarify whether compensation decisions are based on the practices of other companies or whether, as noted in your response to comment 33, the background and experience of your board and CEO provides the context in which they have made subjective judgments regarding your executives' compensation.

Response: The Company has revised the disclosure on page 91 of Amendment No. 2 to clarify that the background and experience of our board and CEO, not the practices of comparable companies, provides the context in which they have made subjective judgments regarding our executives' compensation.

Elements of Executive Compensation, page 91

6.
We note your disclosure here that you did not pay cash bonuses in 2006 and 2007, except to "facilitate the exercise of stock options." We also note your disclosure on page 112 that your loan program has allowed your employees, including Mssrs. Sweeney and Forese, to exercise options by issuing to you a full recourse promissory note. Expand the disclosure here to provide more details and to quantify the amounts of the loans and the subsequent bonuses that were given to eliminate the loans. Explain the Board's rationale for this practice, and state whether it will continue it in the future.

Response: The Company has revised the disclosure on page 92 of Amendment No. 2 as requested.

Base Salary, page 91

7.
We note your revised disclosure here that Mr. Sweeney's salary increase was determined based on the committee's subjective judgment regarding his performance and contributions to your success. We also note that Mr. Forese's salary increase was determined based on Mr. Sweeney's subjective judgment regarding Mr. Forese's performance and position. Please expand to state the specific elements of performance and contributions that were considered in reaching these decisions and the elements of performance that comprise your overall evaluation. See Item 402(b)(2)(v)-(vii), (ix).

Response: The Company has revised the disclosure on pages 92-93 of Amendment No. 2 to clarify that the amounts of Mr. Sweeney's and Mr. Forese's salaries were determined without consideration of specific elements of performance or specific contributions and that these determinations were based solely on overall subjective assessments of performance and contributions. The Company respectfully submits that to enumerate elements of performance or specific contributions in the Registration

Statement would incorrectly suggest that the Company engaged in that kind of specific review in reaching its overall evaluation and in determining these salary amounts.

Summary Compensation Table, page 94

8.
We note your revised disclosure in response to comment 44. Please describe in detail the factors considered in awarding cash bonuses to Mssrs. Sweeney and Foreses during August 2007. Please also refer to our first comment under the heading "Elements of Executive Compensation."

Response: The Company has revised the disclosure on page 95 of Amendment No. 2 as requested.

Preferred Stock Financings, page 109

9.
We note your revised disclosure and response to comment 49. Please file a copy of the stock purchase agreement for your March 2007 mandatorily convertible preferred stock financing as an exhibit to this registration statement. Also file as exhibits copies of the warrants and agreements related to the bridge financings referenced on page 111.

Response: The Company has filed the requested documents as exhibits to Amendment No. 2.

Loan Program, page 112

10.
We note your revised disclosure in response to comments 45 and 51. Expand to disclose for the period for which disclosure has been provided the largest amount of principal outstanding and the amount of principal and interest paid on each loan prior to the recent repayment of these loans. Also, please file as exhibits copies of the agreements concerning all loans referenced on page 112, including the loan to Mr. Wood. See Item 610(b)(10)(ii)(A).

Response: The Company has revised the disclosure on page 113 of Amendment No. 2 as requested. The Company has filed the requested documents as exhibits to Amendment No. 2.

Information Technology Services Agreement, page 112

11.
Please expand to identify the shareholder, the affiliated company and the dollar value of their interest in the transaction.

Response: The Company has revised the disclosure on page 113 of Amendment No. 2 as requested.

CardioNet, Inc. Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Stock Based Compensation, page F-11

12.
We note your response to prior comment 67 in our letter dated September 11, 2007. Please revise to disclose that you used the minimum value method for pro forma disclosures prior to the adoption of SFAS 123(R).

Response: The Company has revised the disclosure on page F-12 of Amendment No. 2 as requested.

13.
We reference your response to prior comment 68 in our letter dated September 11, 2007. We see that you expect to grant options in September 2007 with an exercise price of $3.60. Please tell us how you considered that the expected IPO offering range provided by underwriters was between $9.00 and $11.00 per share. Tell us the basis for the significant discount to the low end of the expected IPO range.

Response: The basis for the significant discount to the expected IPO range are the assumptions used in the probability weighted expected return (PWER) valuation model. Under the PWER method, the value of our common stock was estimated based upon an analysis of future values for the enterprise assuming various future outcomes. In the Company's situation, the future outcomes included three alternatives: (1) the Company becomes a public company ("public company alternative"), (2) the

Company is acquired ("M&A alternative") and (3) the Company remains a private company ("remains private alternative"). The Company believes, and the valuation model assumes, that an IPO is most likely to occur at the end of the first or second quarter of 2008. Therefore, these IPO valuations are discounted back to the present, creating a lower valuation than the $9.00 to $11.00 per share range provided by the underwriters because the IPO is not considered or expected to occur for another six to nine months from the date these options were granted at $3.60 per share. Additionally there is a significant possibility that the Company may not consummate an IPO in this time frame. Volatility in the equity markets as well as execution risk could delay an IPO to late 2008 or it may never occur. For these reasons the IPO or public company alternative is weighted 50% in the Company's current model. The M&A alternative is weighted 15% and provides a lower common stock valuation than the public company alternative due to the preferential participation rights of the preferred shareholders. Additionally, the remains private alternative is weighted 35% and provides the lowest common stock valuation among the alternatives. The result of the weighting and timing assumptions noted above is the common stock valuation of $3.60 per share which, as noted, is a significant discount to the expected IPO range.

Note 3, Restatement, page F-13

14.
You previously disclosed various preferred stock issuances as redeemable. We also see that you made significant changes to the balance sheets and related statements of redeemable convertible preferred stock and shareholders' deficit upon apparently determining that the prior presentation was incorrect. Please make full disclosure about the corrections with respect to classification of the preferred shares previously identified as redeemable. Please also label all restated captions as "restated." Refer to SFAS 154.

Response: The Company has revised the disclosure in Amendment No. 2 describing the nature of the restatement to include the classification of the preferred stock and has labeled all restated captions as "restated."

Note 9. Shareholders' Equity (Deficit), page F-18

15.
Please revise the footnote title as necessary to remove any implication that the redeemable preferred shares are considered permanent shareholders' equity.

Response: The Company has revised the disclosure on page F-19 of Amendment No. 2 as requested.

16.
We see the changes made in response to prior comment 76 in our letter dated September 11, 2007. Please revise to disclose the fair value allocated to the warrants and to disclose how you determined the fair value of the warrants, including models, methods and assumptions.

Response: The Company has revised the disclosure on page F-21 of Amendment No. 2 to include the methodology applied and assumptions used to allocate the fair value of the warrants.

PDSHeart Consolidated Financial Statements

Note 2. Significant Accounting Policies

Third Party Settlement, page F-34

17.
We note your response to prior comment 83 in our letter dated September 11, 2007. Please revise to label the financial statements as "restated" and to provide the disclosures required by paragraph 26 of SPAS 154.

Response: The financials statements have been labeled as "restated," an explanatory paragraph was added to the opinion and footnote 2 on page F-34 of Amendment No. 2 was updated to include the disclosures required by paragraph 26, SFAS 154.

**********

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 2 or this response letter to me at (858) 550-6026 or Frederick T. Muto, Esq. at (858) 550-6010.

Sincerely,

Cooley Godward Kronish LLP

/s/ Ethan E. Christensen

Ethan E. Christensen, Esq.

cc:
James M. Sweeney, CardioNet, Inc.
Martin P. Galvan, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP
Donald Murray, Esq., Dewey & LeBoeuf LLP
Margaret S. Lam, Esq., Dewey & LeBoeuf LLP

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